# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Western Copper and Gold Corporation, CIK 0001364125
CUSIP: 95805V108
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: Suite 907 - 1030 West Georgia Street, Vancouver, British Columbia Canada (A1), V6E 2Y3
Date of event which requires filing of this statement: 03/26/2026
Filed by CIK 0000863064
Persons authorized to receive notices and communications: Andy Hodges, Company Secretary, Rio Tinto plc, 6 St James's Square, London, United Kingdom (X0), SW1Y 4AD, 44 (0) 20 7781 2000; With copy to: Scott Miller, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, 1 212 558-4000

## Reporting persons
- Rio Tinto plc (CIK 0000863064): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 19,004,925; sole dispositive power 0; shared dispositive power 19,004,925; aggregate amount beneficially owned 19,004,925 (8.42% of the class)
  Comment: For rows 8, 10, 11 and 13, see Item 5.
  
  For row 13, the calculation is based on 225,628,684 common shares, without par value (the "Shares"), being the number of Shares outstanding as of March 25, 2026, as disclosed in the Company's Annual Information Form for the year ended December 31, 2025.
- Rio Tinto Canada Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,004,925; sole dispositive power 0; shared dispositive power 19,004,925; aggregate amount beneficially owned 19,004,925 (8.42% of the class)
  Comment: For rows 8, 10, 11 and 13, see Item 5.
  
  For row 13, the calculation is based on 225,628,684 common shares, without par value (the "Shares"), being the number of Shares outstanding as of March 25, 2026, as disclosed in the Company's Annual Information Form for the year ended December 31,2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Western Copper and Gold Corporation
Address of issuer's principal executive offices: Suite 907 - 1030 West Georgia Street, Vancouver, British Columbia Canada (A1), V6E 2Y3
Comment:
This Amendment No. 4 ("Amendment No. 4") relates to the Statement on Schedule 13D (this "Schedule 13D") filed on April 1, 2026 by Rio Tinto plc, a public limited company incorporated under the laws of England and Wales ("Rio Tinto"), and Rio Tinto Canada Inc., a corporation incorporated under the laws of Canada ("RTCI" and, together with Rio Tinto, the "Rio Tinto Companies"). Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

Explanatory Note: This Amendment No. 4 is being filed to reflect a passive decrease of greater than one percent (1%) in the percentage of the Company's Common Shares owned beneficially by the Reporting Persons based on the Company's disclosure of the number of Common Shares outstanding.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The Company discloses the number of its issued and outstanding Common Shares on a quarterly basis. On March 26, 2026, the Company filed its Form 40-F with the Securities and Exchange Commission including as an Exhibit the Company's Annual Information Form for the year ended Dember 31, 2025. The Annual Information Form disclosed on page 26 that "[a]s of March 25, 2026, the Company had 225,628,684 Common Shares issued and outstanding."

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 of this Amendment No. 4 is incorporated by reference in its entirety into this Item 5. There were no other transactions by the reporting persons that were effected during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A Joint Filing Agreement between Rio Tinto plc and Rio Tinto Canada Inc., dated November 23, 2022.*
B Subscription Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 14, 2021.*
C Investor Rights Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 28, 2021.*
D Extension letter dated November 22, 2022, from Rio Tinto Canada Inc. to Western Copper and Gold Corporation.*
E Subscription Agreement, dated November 27, 2023, between Western Copper and Gold Corporation and Rio Tinto Canada Inc.
F Amended and Restated Investor Rights Agreement dated November 27, 2023, between Western Copper and Gold Corporation and Rio Tinto Canada Inc.*
G Form of Second Amended and Restated Investor Rights Agreement dated June 13, 2025, between Western Copper and Gold Corporation and Rio Tinto Canada Inc.*

* Previously filed.

## Signatures
- Rio Tinto plc: /s/Andy Hodges, Andy Hodges, Company Secretary (04/01/2026)
- Rio Tinto Canada Inc.: /s/Julie Parent, Julie Parent, Director (04/01/2026)